

December 20, 2012

Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re:** **Empire State Realty Trust, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed December 17, 2012**
> **File No. 333-179486**

Dear Mr. Malkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distributions by the Company, page 185

1. We have reviewed your response to comment 20 of our letter dated December 4, 2012.

    - Please revise your disclosure to provide more detail on how you came up with your estimate of recurring capital expenditures by discussing the types of costs that you identified as recurring as well as those that you consider to be non-recurring;

    - Your disclosure starting on page 430 discusses the status of major improvements, including items identified as repairs, at several of your buildings. Also, you refer to "deferred maintenance" costs as part of your renovation program on page 188. In your response, please include a quantitative summary of the specific material repair items and deferred maintenance items that you classify as non-recurring, and tell us your basis for that classification since it appears that the intention of these expenditures is to maintain your properties.

- Please quantify the amount of tenant improvements that are associated with "designing renovated space in relation to the needs of a new tenant on a post-renovation basis," and tell us your basis for considering these costs as distinguishable from normal costs associated with taking on a new tenant.

- You disclose that you will fund $6.8 million of leasing commissions which are not associated with the renovation leases from operating cash flows. Please clarify whether there are any leasing commissions associated with the renovation leases. If those amounts are included in the $6.8 million amount, please revise your disclosure to clarify.

Description of Certain Debt, page 360

Secured Revolving and Term Credit Facility, page 361

2.   We note you response to comment 15 of our letter dated December 4, 2012 and the commitment agreement filed as exhibit 10.23.

- We note that you included an adjustment on page 187 for interest expense related to borrowings under your expected new secured revolving and term credit facility. Please expand your disclosure of the expected terms of the debt to quantify the interest rates you expect on each of the secured revolving facility and the term credit facility.

- You state that the commitment is enforceable, subject to the satisfaction of certain conditions precedent. Expand your disclosure to summarize these conditions.

- We note that the commitment agreement refers to a "Fee Letter." Please also file the fee letter as an exhibit under Item 601 of Regulation S-K or tell us why it is not necessary. Also, clarify for us if you were or will be required to pay any commitment fees.

The Company's Business and Properties, page 404

Description of the Company's Properties, page 427

The Empire State Building, New York, New York

3.   We note your disclosure on page 430 that the company currently estimates that between $185 million and $225 million is needed to complete the renovation program for the Empire State Building. We also note the disclosure in addendum IV to the commitment letter filed as Exhibit 23 that provides a table of annual expenditures for the revolver reserve. Please revise the prospectus to quantify any significant expenditures, e.g., annual expenditures of $46,014,110 for the elevator modernization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief